                                                                Exhibit 19.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's income from continuing operations for the third quarter was $21.0 million, or 57 cents per diluted share, which compares with $18.8 million, or 51 cents per diluted share, for the third quarter of fiscal 2004. Year-to-date, the Company earned $53.4 million from continuing operations, or $1.44 per diluted share compared with $63.8 million, or $1.73 per diluted share, for the first nine months of 2004. The current period includes approximately $4.8 million of interest expense (approximately 9 cents per diluted share net of tax) related primarily to the Subordinated Debentures issued in the fourth quarter of 2004.

     Net sales for the three months ended October 1, 2005 were $434.1 million, compared with net sales of $322.5 million for the third quarter of 2004. For the first nine months of 2005 net sales were $1.25 billion compared with net sales of $1.05 billion in 2004. The increase in third quarter sales was attributable to increased volumes as well as increased prices as a result of higher raw material costs. We continued to realize solid results from our copper and plastic fittings businesses and earnings were benefited by businesses acquired during the latter half of 2004.

     During the third quarter of 2005 we settled a business interruption claim related to operations sold in 2002. This $3.3 million after-tax gain was classified as discontinued operations.

     Mueller's financial position remains sound. We ended the quarter with $108.0 million of cash on hand. Also, the Company declared and paid its regular quarterly cash dividend of ten cents per common share during the third quarter.

     Over the next twelve months we believe the housing industry will be adjusting to higher prices, higher mortgage rates, and more restrictive lending standards. This may result in a modest decline in housing starts, but overall, starts for 2006 will likely remain at the high end of historical levels. At the same time, non-housing construction activity is trending upward and this is an important sector for Mueller's business.


Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

October 21, 2005

Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials and energy, market demand, pricing, competitive and technological factors, and the availability of financing, among others, as set forth in the company's SEC filings. These filings are available through our website at www.muellerindustries.com.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         October 1, 2005      September 25, 2004
                                                     (Unaudited)
Net sales                                $   434,130             $   322,512

Cost of goods sold                           360,514                 263,188
Depreciation and amortization                 10,082                  10,278
Selling, general, and
   administrative expense                     33,297                  24,529
Impairment charge                                  -                       -
                                          ----------              ----------

Operating income                              30,237                  24,517
Interest expense                              (4,794)                   (236)
Other income, net                              5,421                   1,357
                                          ----------              ----------

Income from continuing operations
   before income taxes                        30,864                  25,638
Income tax expense                            (9,848)                 (6,884)
                                          ----------              ----------

Income from continuing operations             21,016                  18,754

Discontinued operations, net of tax            3,324                       -
                                          ----------              ----------
Net income                               $    24,340              $   18,754
                                         ===========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)

                                               For the Quarter Ended
                                         October 1, 2005      September 25, 2004
                                                     (Unaudited)


Basic earnings per share:
   Weighted average shares outstanding         36,625                 35,283
                                          ===========             ==========

      From continuing operations         $       0.57            $      0.53
      From discontinued operations               0.09                      -
                                          -----------             ----------
Basic earnings per share                 $       0.66            $      0.53
                                          ===========             ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                    37,120                 36,914
                                          ===========             ==========

      From continuing operations         $       0.57            $      0.51
      From discontinued operations               0.09                      -
                                          -----------             ----------
Diluted earnings per share               $       0.66            $      0.51
                                          ===========             ==========



Dividends per share                      $       0.10            $      0.10
                                          ===========             ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)
                                               For the Nine Months Ended
                                         October 1, 2005      September 25, 2004
                                                     (Unaudited)
Net sales                                $ 1,246,299             $ 1,049,293

Cost of goods sold                         1,040,201                 847,937
Depreciation and amortization                 30,571                  30,402
Selling, general, and
   administrative expense                     92,788                  79,410
Impairment charge                                  -                   3,941
                                          ----------              ----------

Operating income                              82,739                  87,603
Interest expense                             (14,730)                   (659)
Other income, net                             10,188                   5,161
                                          ----------              ----------

Income from continuing operations
   before income taxes                        78,197                  92,105
Income tax expense                           (24,790)                (28,343)
                                          ----------              ----------

Income from continuing operations             53,407                  63,762

Discontinued operations, net of tax            3,324                       -
                                          ----------              ----------
Net income                               $    56,731             $    63,762
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF INCOME (continued)
                    (In thousands, except per share data)

                                               For the Nine Months Ended
                                         October 1, 2005      September 25, 2004
                                                     (Unaudited)


Basic earnings per share:
   Weighted average shares outstanding         36,576                 34,973
                                          ===========             ==========

      From continuing operations         $       1.46            $      1.82
      From discontinued operations               0.09                      -
                                          -----------             ----------
Basic earnings per share                 $       1.55            $      1.82
                                          ===========             ==========

Diluted earnings per share:
   Weighted average shares outstanding
   plus assumed conversions                    37,112                 36,905
                                          ===========             ==========

      From continuing operations         $       1.44            $      1.73
      From discontinued operations               0.09                      -
                                          -----------             ----------
Diluted earnings per share               $       1.53            $      1.73
                                          ===========             ==========



Dividends per share                      $       0.30            $      0.30
                                          ===========             ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                        October 1, 2005     December 25, 2004
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   108,012             $    47,449
Accounts receivable, net                     251,406                 201,396
Inventories                                  183,205                 187,853
Other current assets                          19,985                  18,633
                                          ----------              ----------

     Total current assets                    562,608                 455,331

Property, plant, and equipment, net          309,962                 335,610
Other assets                                 188,916                 172,790
                                          ----------              ----------

                                         $ 1,061,486             $   963,731
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $       887             $     5,328
Accounts payable                             117,282                  79,723
Other current liabilities                    117,922                  95,767
                                          ----------              ----------

     Total current liabilities               236,091                 180,818

Long-term debt                               312,940                 310,650
Pension and postretirement liabilities        32,272                  33,167
Environmental reserves                         9,183                   9,503
Deferred income taxes                         64,033                  67,479
Other noncurrent liabilities                  10,122                  10,361
                                          ----------              ----------

     Total liabilities                       664,641                 611,978

Minority interest in subsidiaries                 74                      67

Stockholders' equity                         396,771                 351,686
                                          ----------              ----------

                                         $ 1,061,486             $   963,731
                                          ==========              ==========